Part II

BUSINESS

Investment Grade R.E. Income Fund, LP (“us,” “we,” or the “Fund”) is a Delaware limited partnership formed in 2019 to originate, invest in, and manage a diversified portfolio of institutional quality, single-tenant and multi-tenant net leased commercial real estate properties (the “Investments”). We expect to use substantially all of the net proceeds from this offering to originate, acquire, and structure a diversified portfolio of these Investments, which will be managed by our general partner, IGRE Capital Holdings, LLC, a California limited liability company (the “General Partner”). We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We expect to hold the Investments for approximately five to seven years, though the ultimate holding period could vary. At the end of such holding period, or from time to time, we intend to liquidate the Investments and distribute the proceeds therefrom to the Partners, to be divided 80% to the Limited Partners and 20% to the General Partner. During the holding period or at the end of the holding period, the General Partner may also elect, in its sole discretion, to convert into a public or private real estate investment trust (“REIT”), depending on market conditions. We intend to obtain financing to acquire the Investments through (i) a $60,000,000 five to ten year loan with interest at market rates through CBRE Capital Markets, Inc., through its Debt and Structured Finance Division (“CBRE”). ; and (ii) equity up to the amount of $40,000,000 (the “Maximum Offering Amount”) through the sale of Units pursuant to this Offering. (See “Financing Terms.”)

Fund Management

IGRE Capital Holdings, LLC, (the “General Partner”), a private real estate operating company, was formed for the purpose of organizing, managing, and identifying Investments for the Fund, and to participate as the General Partner.

The General Partner’s investment strategy, on behalf of the Fund, is to acquire and manage single and multi-tenant, net leased properties located diversely throughout the United States from their acquisition, through their holding period, and ultimate disposition. The General Partner’s management team has the knowledge, experience, and relationships to identify and acquire Institutional Quality net leased real estate nationwide, and the systems to analyze geographic areas, demographics, and the credit worthiness of its tenants.

Prior Performance

IGRE Capital Holdings, LLC, the “General Partner” of the Fund has limited operating history and thus does not have a “track record” or prior performance. The principals of the General Partner have originated, financed, and managed commercial real estate over the past 46 years. However, their capacity was not as a sponsor.

Our Investments

We will seek to invest, either directly or through special purpose entities, substantially all of the net offering proceeds available for investment in single and multi-tenant properties, which will be located in the United States on a net lease basis (collectively, the “Investments”). If the Maximum Offering is raised, we anticipate purchasing 15 to 20 properties. There are no limitations on the number or size of Investments to be acquired by us so long as the purchase price of any single investment does not exceed $16,000,000. The Investments will be managed by and leased to Investment Grade rated and/or other creditworthy, successful commercial tenants. We may acquire any combination of Investments, in our sole discretion. At present, we have no plans to acquire any undeveloped land as an Investment. The number and mix of Investments acquired by us will be determined in our sole discretion and will depend, in part, on the net proceeds of this Offering, the real estate market, and financing conditions existing at the time we acquire the Investments, and other circumstances outside of our control. Our primary strategy is to identify and acquire Investments which provide a stable income opportunity for the Partners. We currently intend to seek Investments that have one or more of the following characteristics: (i) investment grade or otherwise creditworthy tenants; (ii) lease term of ten years or greater remaining, (iii) triple net leases (iv) a favorable location, such as in a high growth area or an area with relatively few competing properties and (v) tenants in stable industries. We may acquire Investments that do not meet one or more of these criteria. However, it is anticipated that and Loan obtained will provide that no Investment may have a lease term of less than ten years. (See “Financing Terms.”)

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On May 29, 2021 the Fund closed on a property at a purchase price of $9,756,000.00. Financing for the property was provided by UBS, AG with a loan amount of $5,853,600.00 at fixed rate of 3.848%% for 10 years with payment of interest only for the first 7 years of the loan.

On September 8, 2022 the Fund closed on a property at a purchase price of $6,767,500.00. Financing for the property was provided through CNB with a loan amount of $3,350,000.00 at a rate of 5.50% adjusted rate every 5 years for 20 years.

Acquisition Terms

We expect to acquire the Investments “as is” except as otherwise set forth in the purchase agreements. The terms of the purchase and sale agreements are not currently known. It is anticipated that we will be responsible for paying all or a portion of the closing costs related to the acquisition of the Investments and that we may be required to establish reserves related to some of the Investments acquired. It is anticipated that we will own the Investments either directly or through special purpose entities and we may acquire long-term ground lease interests. The acquisition structure for the Investments is unknown, and the manner of acquisition will be determined in our sole discretion.

We generally expect to hold and operate each Investment for approximately five to seven years from the date of its acquisition, and it is anticipated that no Investment will be held for more than seven years from the date of acquisition of such Investment, however, it is possible that one or more Investments may be held for longer periods. The General Partner, in its sole discretion, may sell one or all of the Investments at any time.

Financing Terms

We anticipate that we will enter into loans with one or more institutional lenders to facilitate the acquisition of the Investments. We have engaged CBRE on a best efforts basis to source financing commitments from commercial lenders which CBRE maintains lending relationships with. Target loan terms are 10 year interest only loans with a target interest rate of up to 225 basis points above the seven year swap rate. The Lender may require certain reserves to be funded and maintained by us, including interest and/or repair reserves. In addition, some of the proceeds from this Offering may be used to repay the loans or otherwise make service payments. There is no guarantee we will be able to acquire the necessary financing, and if we do, that we will be able to achieve the target terms.

Our Opportunity

The principals of the General Partner are experienced in sourcing, acquiring, and operating net leased and other real estate assets. We believe the current investing environment is favorable due to the spread between interest rates on available debt and the capitalization rate to acquire net leased properties. The size of the market is large, and we anticipate that there will be many investment choices available to us. We expect to acquire multiple properties, which could provide investors with diversification in geography, industry, and tenant mix.

Our Goals

●	Preservation of Capital Contributions—Preserve the Limited Partners’ capital by making prudent acquisitions, operating the Investments professionally and having sound exit strategies.

●	Make Monthly Distributions—Pay monthly distributions to the Limited Partners from cash generated by operations, capital, and/or loans of a 6% annual preferred non-compounded return on Limited Partners’ net capital contributions (the “Preferred Return”).

●	Net Leased Properties—Buy free-standing single tenant or multi-tenant properties that are net leased.

●	Tenants With Strong Credit—Acquire properties with, or lease properties to, tenants that are “Investment Grade” rated or otherwise creditworthy, as determined by the General Partner.

●	Long Term Leases—Buy properties that primarily have long term leases with minimum, noncancelable lease terms of ten years or greater remaining at the time of acquisition of the property. We may also acquire properties with shorter lease terms if lease terms are attractive, the property is in an attractive location, the property is difficult to replace, the tenant is likely to renew the lease, or the property has other significant favorable real estate attributes. Lease terms may be subject to one or more restrictions as provided for in the Loan.

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●	Leverage—Finance our portfolio at a target leverage level of 60%, but not more than 65% loan to value, calculated as the Loan to aggregate value of the Investment(s).

●	Diversified Portfolio—We plan to assemble a diversified portfolio Investment based upon geography, industry and tenant mix.

●	Exit Strategy—We expect to sell our Investments, sell the Partnership, form a publicly traded REIT, or conduct an underwritten public offering within five to seven years after the end of the Offering Period.

●	Maximize Total Returns—Maximize total returns to our Limited Partners through a combination of current income and realized appreciation.

There can be no assurance that any of these objectives will be achieved.

Acquisition Policies

We intend to focus our investment activities on acquiring free standing, single and multi-tenant properties net leased to investment grade and other creditworthy tenants. We shall seek to build a diversified portfolio comprised primarily of necessity-based industries including medical complexes, home improvement centers, pharmacies, restaurants and food outlets, office parks, banks, and convenience stores and industrial/distribution facilities. A tenant (or group of tenants in a property) will be considered “Investment Grade” when the tenant has a debt rating by Moody’s of Baa3 or better, a credit rating by Standard & Poor’s or Fitch of BBB- or better, a credit rating by Bloomberg of B3L or better or its payments are guaranteed by a company with such rating. For tenants not rated by the above agencies, we may use other industry standard ratings such as those put out by NAIC. Changes in tenant credit ratings, coupled with future acquisition and disposition activity, may increase or decrease our concentration of “Investment Grade” tenants in the future. The General Partner also reserves the right to accept tenants who may not meet the provided rating criteria but are otherwise creditworthy based on their demonstrated track record of timely payments and strong financial projections; provided however, that at least 80% of our annualized straight-line rent will be derived from Investment Grade tenants. Examples of such companies are Advanced Auto Parts, Panera Bread, Verizon Wireless, Sherman Williams, Target, Home Depot, and Trader Joes Market.

We plan to purchase properties with existing net leases. However, we anticipate that some of our acquisitions will be through sale-leaseback transactions in which we acquire properties directly from companies that simultaneously lease the properties back from us. These sales-leaseback transactions provide the lessee company with a source of capital that is an alternative to other financing sources such as corporate borrowing, real property mortgages or sales of securities. The principals of the General Partner have extensive contacts in the industry to source existing properties for investment and are continuing to forge relationships with developers who build the new locations for desirable tenants.

“Net” leases are leases that typically require the tenants pay all, or a majority, of the property’s operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance and building repairs related to the property, in addition to the lease payments. There are various forms of net leases, typically classified as triple net or double net. Triple-net (NNN) leases typically require the tenant to pay all costs associated with the property in addition to the base rent and percentage rent, if any. Double-net (NN) leases typically have the landlord responsible for the roof and structure, or other aspects of the property, while the tenant is responsible for all remaining expenses associated with the property. Many large national retail tenants have standard lease forms that generally do not vary from property to property and we will have limited ability to revise the terms of leases to those tenants.

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We expect that a large majority of our acquisitions will have a non-cancellable lease term of ten years or greater remaining at the time of acquisition of the property. We may acquire properties under which the lease term has partially expired. We may also acquire properties with shorter lease terms if the property is in an attractive location, if the property is difficult to replace, if the tenant is likely to renew the lease, or if the property has other significant favorable real estate attributes. We will be targeting properties that have increases in rent included in the leases. These rent increases are fixed or tied generally to increases in some indices such as the Consumer Price Index (“CPI”). We will seek to build a diversified portfolio that limits our concentration by geography, industry, and by tenant.

When evaluating prospective investments, we will consider relevant real estate and financial factors, including, without limitation, the leases, other agreements affecting the property, the location of the property, its condition, its replacement cost, its prospects for appreciation, market rents for similar properties, and the creditworthiness of the tenants among other factors. We seek to invest nationwide focusing on geographical areas with attractive demographics that include, among others, strong job creation, educated population, above average growth, and other regional market factors. The General Partner has developed a process to measure metric criteria in each market considered and analyze the tenant strength as a whole and market specific information. The General Partner will analyze the lease terms, including length of lease term, scope of landlord responsibilities, presence and frequency of contractual rent increases, renewal option provisions, exclusive and permitted use provisions, co-tenancy requirements and termination options. Although the General Partner will generally rely on its own analysis in determining whether to make an acquisition, each property purchased will be appraised by an independent appraiser prior to acquisition. The contractual purchase price (including direct acquisition costs, but excluding the Acquisition Fee) for a property we acquire will not exceed its appraised value.

At times, we may obtain an option on the property. If we do not purchase the property within a certain time period, normally, we would surrender the amount paid for the option. If the acquisition does take place, normally, the amount paid for the option is credited against the purchase price.

Our obligation to close on the purchase of a property will generally be conditioned upon the review and verification of various documents from the seller, including the following:

●	Physical condition reports
●	Plans and specifications
●	Evidence of marketable title, subject to acceptable liens and encumbrances
●	Environmental reports relating to governmental regulations
●	Surveys
●	Title and liability insurance policies
●	Estoppel certificates
●	Financial information relating to the property
●	Tenant lease documents and any addendums
●	Condition of the building walls, roof, flooring, parking lot, etc.

We generally will not purchase any property unless we obtain a “Phase I” environmental site assessment and are generally satisfied with the environmental status of the property. A Phase I environmental site assessment basically consists of a visual survey of the building and the property in an attempt to identify areas of potential environmental concerns. In addition, a visual survey of neighboring properties is conducted to assess surface conditions or activities that may have an adverse environmental impact on the property. Furthermore, the key site manager and/or property owner is interviewed and local governmental agencies are contacted to determine any known environmental concerns in the immediate vicinity of the property. A Phase I environmental site assessment does not generally include any sampling or testing of soil, ground water, or building materials from the property and may not reveal all environmental hazards on a property. If potential environmental liabilities are identified, we generally require that they be resolved by the seller prior to property acquisition or, where such issues cannot be resolved prior to acquisition, require tenants or sellers to contractually assume responsibility for resolving the issues post acquisition and indemnify us against any potential claims, losses, or expenses arising from such issues. We expect to acquire fee interests in properties (a “fee interest” is the absolute, legal possession and ownership of land, property or rights).

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Generally, the leases will require the tenants to procure, at their own expense, commercial general liability insurance, as well as property insurance covering the building for the full replacement value and naming us and the lender as an additional insured on the policy. Tenants will be required to provide proof of insurance by furnishing a certificate of insurance to the General Partner on an annual basis. The insurance certificates will be tracked and reviewed for compliance by the General Partner. Some leases may require that we procure insurance for both commercial general liability and property damage, however, generally, the premiums are fully reimbursable from the tenant. In such instances, the policy will list the Fund as the named insured and the tenant as an additional insured. As a precautionary measure, the General Partner may obtain, to the extent available, secondary liability insurance, secondary all-risk property casualty insurance as well as loss of rents insurance that covers one year of annual rent in the event of rental loss. Secondary insurance coverage would name us as the named insured on the policy. There are, however, certain types of losses that may be either uninsurable or not economically insurable, such as losses due to flood, earthquake, riots, terrorism, or acts of war. If an uninsured loss occurs, we could lose our investment in, and anticipated profits from, the property.

Financing for acquisitions may be obtained at the time an asset is acquired or at a later date. We plan to utilize a $60,000,000 acquisition loan facility. The final form of our indebtedness could vary and could be long-term or short-term, secured, or unsecured, or fixed rate or variable rate. Because of the nature of our investments in net leased properties, we do not anticipate much need for debt other than for the initial acquisition. We expect to limit our aggregate debt to 60% (but in any event not more than 65%) loan to aggregate value of the investments (calculated after the permanent loan has been finalized).

Exit Strategy

It is our intention to commence the process of achieving a Liquidity Event not later than five to seven years after the termination of this Offering. A “Liquidity Event” could include the sale of one or more of the Investments, the sale of the Fund, forming a publicly traded REIT, or a sale by other means. Market conditions and other factors could cause us to delay our Liquidity Event beyond the seventh anniversary of the termination of this Offering or indefinitely. Even after we decide to pursue a Liquidity Event, we are under no obligation to conclude our Liquidity Event within a set time frame because the timing of our Liquidity Event will depend on real estate market conditions, U.S. financial market conditions, federal income tax effects on Limited Partners, and other conditions that may prevail in the future. We also cannot assure that we will ever be able to achieve a Liquidity Event.

Competition

The commercial real estate industry and investment management industry are intensely competitive, and we expect them to remain so. We compete primarily on a regional, and national basis.

We face competition both in the pursuit of fund investors and investment opportunities. Generally, our competition varies across business lines, geographies, and financial markets. We compete for outside investors based on a variety of factors, including investment performance, investor perception of investment managers’ drive, focus and alignment of interest, quality of service provided to and duration of relationship with investors, business reputation, and the level of fees and expenses charged for services. We compete for investment opportunities based on a variety of factors, including breadth of market coverage and relationships, access to capital, transaction execution skills, the range of products and services offered, innovation, and price.

We compete with real estate funds, specialized funds, hedge fund sponsors, financial institutions, private equity funds, corporate buyers, and other parties. Many of these competitors are substantially larger and have considerably greater financial, technical, and marketing resources than are available to us. Many of these competitors have similar investment objectives to us, which may create additional competition for investment opportunities. Some of these competitors may also have a lower cost of capital and access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to investment opportunities. In addition, some of these competitors may have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments that we want to make. Corporate buyers may be able to achieve synergistic cost savings with regard to an investment that may provide them with a competitive advantage in bidding for an investment. Lastly, institutional and individual investors are allocating increasing amounts of capital to alternative investment strategies. Several large institutional investors have announced a desire to consolidate their investments in a more limited number of managers. We expect that this will cause competition in our industry to intensify and could lead to a reduction in the size and duration of pricing inefficiencies that we seek to exploit.

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Comparison with Our Competition.

Because of the General Partner’s size and the versatility that it provides, the Partnership is structured to align the interests of the Limited Partners and the General Partner. For instance, the General Partner’s fees are among the lowest of its peers. The fees are also very transparent without any complex formulas. The equity split of 80% to the Limited Partners and 20% to the General Partner is also among the industry’s best. The following also differentiates us from our competition:

●	Quality of Tenants. We expect to have a majority of our tenants (up to 80%) as investment grade which is far higher than other competitors. Most other net lease funds have less than 50% as investment grade tenants.

●	Experienced Operators. The General Partner’s leadership team has over 46 years of experience in developing, leasing, and financing over approximately $10 billion of real estate throughout the United States.

●	Highly Selective. In contrast to many institutional real estate investment funds, the General Partner is, by design, a boutique real estate manager, which allows it to be more selective in its investment decisions and to make decisions very quickly. The General Partner has the resources necessary to make well informed investment decisions that are tailored to help us reach our objectives.

●	Shorter Investment Period. We anticipate a relatively short investment period of approximately five to seven years after the Offering Termination Date.

●	Low Minimum Investment Amount. We believe that many other private real estate funds typically require high minimum investment amounts and are available only to institutional investors and ultra-high net-worth individuals. By offering a minimum investment amount of only $10,000, we provide the opportunity for all investors who meet the investor suitability requirements to make an investment that is in line with their investment goals.

Regulatory and Compliance Matters

We, and the financial services industry generally, are subject to extensive regulation, including periodic examinations, by governmental agencies and self-regulatory organizations in the jurisdictions in which we operate relating to, among other things, anti-money laundering laws, and privacy laws with respect to client information, and we operate in highly regulated industries. Each of the regulatory bodies with jurisdiction over us have regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permission to carry on particular activities. Any failure to comply with these rules and regulations could expose us to liability and/or reputational damage. In addition, additional legislation, increasing regulatory oversight of fundraising activities, changes in rules promulgated by self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules may directly affect our mode of operation and profitability.

We intend to continue to conduct our operations so that neither we nor any subsidiaries we own nor ones we may establish will be required to register as an investment company under the Investment Company Act of 1940, as amended (“Investment Company Act”). The loss of our exemption from regulation pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets, or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations. (See “Risk Factors” and ”Risks Related to the Fund.”)  If we were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as conducted and could have a material adverse effect on our business. (See “Investment Company Act Considerations.”)

Legal Proceedings

We know of no existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation that would have a material impact on our ability to execute our business plan. There are no proceedings in which our General Partner or any of their respective affiliates, or any beneficial member, is an adverse party or has a material interest adverse to our interest.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND PLAN OF OPERATION

You should read the following discussion and analysis of our financial condition and plan of operation together with our financial statements and the related notes and other financial information included elsewhere in the Offering Circular. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of the Offering Circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Investment Grade R.E. Income Fund, LP (“us,” “we,” or the “Fund”) is a Delaware limited partnership formed to originate, invest in, and manage a diversified portfolio of institutional quality single-tenant and multi-tenant net leased commercial real estate properties (the “Investments”). We expect to use substantially all of the net proceeds from this offering to originate, acquire, and structure a diversified portfolio of these Investments, which will be managed by our General Partner.Our corporate offices are located at 831 State Street, Suite 280, in downtown Santa Barbara, California, 93101. Our General Partner entered into the lease on February 18, 2020.

The fund met its minimum offering amount of $2,500,000 on January 28, 2021. In addition to the costs incurred to purchase Investments, we will also incur expenses related to the operation of the Fund and the continuing expenses related to being a reporting company under the requirements of Tier 2, Regulation A. The General Partner has loaned $750,000 to the Fund for our organizational expenses, offering expenses, compensation to principals and consultants, and possible payment of the Preferred Return (the “General Partner Loan”). The General Partner Loan bears simple interest of 3%. The General Partner has agreed to postpone the repayment of the General Partner Loan until February 1, 2024.

Plan of Operation

Though incorporated in September 2019, as a result of the worldwide COVID-19 Pandemic, the General Partner postponed seeking qualification until July of 2020. Since qualifying, we have raised approximately $12,587,265. The Fund has closed on two properties and is in various stages of due diligence with other properties. See financial notes for additional information regarding the properties acquired and financing terms.

Liquidity and Capital Resources

We are seeking to raise up to $40,000,000 in equity capital in this Offering. (See “Plan of Distribution.”)

We will incur certain fees associated with the offering and our acquisition strategy. (See “Use of Proceeds.”). As of December 31, 2022 we had $2,196,811.00 in cash and cash equivalents and total liabilities and Equity of $13,978,385.00. The General Partner has advanced $750,000 for our startup expenses, and the General Partner Loan will bear simple interest of 3% and be repaid in full from proceeds of this Offering. We will be responsible for paying the General Partner Loan regardless of how much equity capital we raise in this Offering, subject to raising a minimum of $2,500,000. Though the minimum offering was met, the General Partner has extended the time to repay the General Partner Loan until February 1, 2024.

The Preferred Return shall begin to accrue immediately upon the acceptance of a Limited Partner and will then be paid on the Preferred Return Payment Date. If Distributable Operating Income is insufficient to pay any or all of the Preferred Return Payment, the Preferred Return may be paid out of the General Partner Loan, the General Partner’s Capital Contribution, borrowings, offering proceeds, or any combination of the foregoing.

In addition to the proceeds of this offering, we plan to obtain debt financing to complete our property acquisitions. We have engaged CBRE on a best efforts basis to source financing commitments from commercial lenders which CBRE maintains lending relationships with. Target loan terms are 10 year interest only loans with a target interest rate of up to 225 basis points above the seven year swap rate. (See Financing Terms).

We anticipate having net proceeds available to acquire Investments of $91,682,214 if we raise the full $40,000,000 in this offering and obtain $60,000,000 in debt financing. However, there can be no assurance that alternative or additional capital will be available to us if we fail to raise sufficient funds in this Offering, fail to complete the debt financing agreement with, or otherwise. If we are unable to obtain alternative funding or raise additional capital, our investment objective of acquiring the Investments will be adversely affected. Our inability to raise funds for the above purposes will have a severe negative impact on our ability to remain a viable company.

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We will target investment properties with an annual, unlevered yield of approximately 7.0-7.5% which should generate sufficient rental income and corresponding cash flow to satisfy the Preferred Return to investors. We have seen a significant number of properties currently for sale that meet our investment criteria.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

Employees

The principals of the General Partner have been devoting all of their working hours to the formation, organization, and offering of the Fund, including engaging professional services providers such as our audit firm and legal counsel. The Fund does not maintain any employees. However, the General Partner may engage one or more employees and/or contractors to provide services for the benefit of the Fund. The Fund is responsible for reimbursing the General Partner the portion of funds advanced on behalf of the fund.

MANAGEMENT

Our general partner is IGRE Capital Holdings, LLC a California limited liability company (“the General Partner”). The General Partner has the exclusive authority to manage and control all aspects of our business. In the course of its management, the General Partner may, in its sole discretion, employ such persons, including its Affiliates, as it deems necessary. The following are the key personnel of the General Partner:

Name	Position	Age
William J. Levy	Senior Director/Founder	75
Jason E. Luhan	Director/Legal Counsel	52
Brent R. Peus	Senior Advisor	53

Business Experience

The following is a brief overview of the education and business experience of each of the officers of the General Partner identified above:

William J. Levy. Mr. Levy is the Founder and Senior Director of Investment Grade R.E. Income Fund, LP. He has organized over $10 billion of commercial real estate transactions during his 46 years in the investment and finance industry’s. Mr. Levy has worked with local, state and federal agencies to joint venture and develop mixed use projects in downtown redevelopment areas that have revitalized markets, adding entertainment, offices, condominiums and apartments, thereby, creating highly desirable neighborhoods for people to live, work and shop. He has been the Major Shareholder and Chairman of the Board for two public companies: Santa Barbara County Bank, with assets of $1 billion where he pioneered the packaging and sale of mortgage/backed loan securities for institutional investors. Also, he served as Chairman of Board for American Restaurants, Inc., which owned and operated several dinner house concepts as well as large number of fast service restaurants. Mr. Levy worked with major Wall Street Banks to secure capital for long term expansion and debt financing. Civic contributions include the Chamber of Commerce, twice, awarding Mr. Levy “Business Leader of the Year”. He was also voted Santa Barbara’s “Most Influential Business Person” and further recognized for the betterment of the City’s Central Business District, receiving the “Presidents Cup for the National Circle of Cities” award.

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Jason Luhan. Mr. Luhan currently serves as Director/Legal Counsel. Mr. Luhan is providing legal and compliance consultation services and is advising the Fund on operational and real estate matters. Over the course of his career he has served in various leadership, legal and operational roles throughout the financial services and real estate industries. Since 2015 to the present, he has served as the Chief Compliance Officer and General Counsel of mutual fund complexes, Turn Key Asset Management Platforms (“TAMP”), FinTech platforms and Registered Investment Advisers. From 2014 to 2015, Mr. Luhan served as the Chief Operating Officer and General Counsel to a FINRA member broker-dealer. From 2007 to 2014, Mr. Luhan worked with a FINRA member broker-dealer and registered investment adviser where he began as an Associate Counsel for advisory services, and later became Senior Vice President, Managing Director of the firm’s advisory platform and ultimately Corporate Counsel. Since 2008, Mr. Luhan has served as Vice President, Real Estate Brokerage for multifamily, senior living and assisted living property management companies. Mr. Luhan received his Bachelors of Business Administration from University of San Diego and his Juris Doctor from Chapman University School of Law. Mr. Luhan maintains his Series 7, 66, 65, 24, 53 and 99 FINRA Registrations, is a member of the California bar association, and is a licensed real estate broker in California, Nevada, and Colorado.

Brent R. Peus. Mr. Peus currently serves as Senior Advisor1 to the General Partner. Mr. Peus has more- than 25 years’ experience as a financial executive. He has worked in real estate (property acquisition, development, management and disposition); investment banking (M&A advisory and capital sourcing); and an operating business (Co-Founder and CFO at tech-enable services company). Mr. Peus began his career in real estate in Europe in the early 1990s, where he opened a regional office in Berlin, Germany on behalf of Paris-based Meeker Construction. Key responsibilities included sourcing acquisitions of industrial, commercial and mixed-use properties. He returned to California in the mid-1990s as an analyst for Nearon Enterprises, a family-office with a sizeable real estate portfolio of office, industrial, residential and land holdings throughout the San Francisco Bay Area and Hawaii, and subsequently served as Director of Finance for William Levy Investments, where his focus was financial analysis and diligence of acquisition and development projects, as well as sourcing third party capital. In 1999, he co-founded KPS Kapital, a boutique M&A advisory firm focused on small and mid-cap businesses, which was acquired by New York-based MTS Health Partners in 2001, where he served as Director. He was among the first investors in BioIQ, Inc., a leading health-care technology company focused on preventive screening, where he served as Chief Financial Officer from 2005 through 2018. He led multiple equity financings, raising more than $64,000,000 from leading financial and strategic health care investors. He assumed the role of Chief Business Officer in 2018, in charge of business development and expansion into new channels, products and markets.. Mr. Peus is a 1991 graduate of Princeton University with a BA in Politics.

1 Advisors to the General Partner are selected and approved by the General Partner’s Board of Managers as consultants only. Accordingly, they are neither employees, officers, nor directors of the General Partner or the Fund. They are not agents of the Fund or General Partner and therefore do not speak for or otherwise represent the Fund or the General Partner. Their sole duty is to provide consultation to the General Partner’s Board of Managers.

EXECUTIVE COMPENSATION

The Company does not have executives as it is operated by the General Partner. The Fund will not reimburse the General Partner for any portions of the salaries and benefits paid to its executive officers. However, the Fund may reimburse the General Partner for expenses incurred by its executive officers while acting on behalf of the Fund. See “Interest of Management and Others in Certain Transactions”.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS
AND SELLING SECURITYHOLDERS

The following table sets forth information as of December 31, 2022.

Name of Beneficial Owner	General Partnership Interests	Percent Before Offering	Percent After Offering

IGRE Capital Holdings, LLC	100%	100%	100%
TOTAL	100%	100%	100%

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“Beneficial ownership” means the sole or shared power to vote or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days from the date of the Offering Circular.

As of June 30, 2023 the Fund has issued 12,587 Limited Partnership Units to 250 unique investors. No single investor has acquired more than 10% of the Units issued. Units in the Fund do not carry voting rights as such Unit holders are limited in their ability to direct the Fund’s operations which rests solely with the General Partner.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We have issued 100% of the General Partner Interests to our General Partner. The General Partner shall receive the following fees and compensation:

Phase of Operation	Basis for Fee	Amount of Fee

Organization and Offering Expenses	Amounts advanced to us by the General Partner in connection with our organization and this offering	The General Partner has loaned $750,000 to the Fund for our organizational and offering expenses, compensation to principals and consultants, and possible payment of the Preferred Return (the “General Partner Loan”). The General Partner Loan will bear simple interest of 3% and be repaid in full from the proceeds of this Offering or by February 1, 2023. The Fund has paid down $135,000 of principal due and the General Partner has agreed to extend the repayment of the balance until February 1, 2024.

Reimbursement of Expenses to the General Partner	Amounts reimbursable for our general operating expenses	Reimbursement of reasonable and necessary expenses paid or incurred by the General Partner in connection with the operation of the Fund, including any legal and accounting costs (which may include an allocation of salary) and any costs incurred in connection with the acquisition of the Investments, including travel, surveys, environmental and other studies, and interest expense incurred on deposits or expenses, to be paid from operating revenue. These expenses include those directly incurred by the General Partner as well as those paid to independent third parties.

Acquisition Fee	Fee charged to us for services provided by the General Partner in connection with acquisition of each Investment	The General Partner will be entitled to receive an Acquisition Fee of 3% of the gross purchase price of each Investment.

Asset Management Fee	Fees charged to us for management of our investments	The General Partner will receive an annual Asset Management Fee of 0.65% of the gross purchase price of a particular Investment purchased by the Fund plus any capital costs expended by the Fund for improvements thereon, calculated, accrued, and payable monthly in arrears, subject to the availability of Distributable Operating Income to pay the Preferred Return to the Limited Partners. The Asset Management Fee will accrue when and if Distributable Operating Income is not available.

Disposition Fee	Fees charged to us as properties are disposed of	The General Partner will be entitled to receive a Disposition Fee in an amount equal to 1% of the gross sale proceeds of any Investment transferred or otherwise disposed of by the Fund to a third party.

Distributions of Cash from Operations	Distributions to the General Partner in its capacity as our general partner	After the Limited Partners have received an amount equal to their accrued but undistributed Preferred Return, the General Partner will receive 20% of all Distributable Operating Income. To the extent the General Partner purchases Units in this Offering, it will also receive its pro rata share of the Preferred Return and any Distributable Operating Income in its capacity as a Limited Partner.

Distribution of Cash from the sale of Investments	Distributions to the General Partner in its capacity as our general partner	The General Partner is entitled to receive 20% of the net profit on sales of Investments. To the extent the General Partner purchases Units in this Offering, it will also receive its pro rata share of any net profit on sales of Investments distributed to the Limited Partners.

Other Information Set forth any information required to be disclosed in a report on Form 1-U during the last six months of the fiscal year.

The fund has no reportable information required by Form 1-U

10

Financial Statements

Our financial statements have been audited by dbbmckennon, Newport Beach, California. We have included our financial statements in reliance on dbbmckennon’s report, as experts in accounting and auditing

11

INDEPENDENT AUDITORS’ REPORT

To the Partners and Management

Investment Grade R.E. Income Fund, L.P.

Opinion

We have audited the accompanying financial statements of Investment Grade R.E. Income Fund, L.P. (the “Fund”) (a California limited partnership), which comprise the statements of financial condition as of December 31, 2022 and 2021, and the related statements of operations and members’ equity, and of cash flows for years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Grade R.E. Income Fund, L.P. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Newport Beach, California

July 17, 2023

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INVESTMENT GRADE R.E. INCOME FUND, L.P.

BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2021

	2022	2021
Assets
Current assets:
Cash	$1,655,465	$513,978
Real Estate Held for Investment	16,302,586	9,645,294
Other assets	100,408	147,565
Total assets	$18,058,459	$10,306,837

Liabilities and Partners’ Equity

Liabilities:
Accounts payable	$5,286	$10,255
Related party advances	8,203	545,773
Accrued Liabilities	2,562	3,196
Deferred revenue	34,080	-
Dividends payable	58,725	-
Note payable	9,166,072	5,853,360
Total liabilities	9,274,928	6,412,584
Partners’ Equity:
Limited partnership units	10,625,525	4,904,030
Accumulated deficit/Retained earnings	-1,841,994	-1,009,777
Total partners’ equity	8,783,531	3,894,253
Total liabilities and partners’ equity	$18,058,459	$10,306,837

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INVESTMENT GRADE R.E. INCOME FUND, LP

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021

Lease revenues	$830,800	$421,550
Costs of revenues	202,908	110,706
	627,892	310,844
Operating Expenses:
General and administrative	577,229	829,872

Operating loss	50,663	-519,028
Other income
Interest expense, net	294,570	163,366

Loss before provision for income taxes	-243,907	-682,394
Provision for income taxes	-	-
Net loss	-243,907	-682,394

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INVESTMENT GRADE R.E. INCOME FUND, LP

STATEMENT OF PARTNERS’ EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

	Units	Amount	Retained Earnings / Accumulated Deficit	Total Partners’ Equity
31-Dec-21	2,015	$1,674,889	$(120,813)	$1,554,076
Limited partnership units issued for cash, net of offering costs	3,501	3,216,141	-	3,216,141
Limited partnership units issued for cash - related party	13	13,000	-	13,000
Distributions to members	-	-	-206,570	-206,570
Net loss	-	-	-682,394	-682,394
31-Dec-21	5,529	$4,904,030	$(1,009,777)	$3,894,253
Limited partnership units issued for cash, net of offering costs	6,293	5,741,495	-	5,741,495
Limited partnership units issued for cash - related party	22	20,000	-	20,000
Redemption of limited partnership units - related party	-40	-40,000	-	-40,000
Distributions to members	-	-	-588,310	-588,310
Net loss	-	-	-243,907	-243,907
31-Dec-22	11,804	$10,625,525	$(1,841,994)	$8,783,531

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INVESTMENT GRADE R.E. INCOME FUND, LP

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022		2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$(243,907)		$(682,394)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation		202,908		110,706
Changes in operating assets and liabilities:
Other assets		47,157		(147,565)
Accounts payable		(4,969)		(141,277)
Accrued liabilities		(634)		(5,004)
Deferred revenue		34,080		-
Net cash provided by (used in) operating activities		34,635		(865,534)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of real estate held for investment		(6,860,200)		(9,756,000)
Net cash used in investing activities		(6,860,200)		(9,756,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds - related party advance for purchase of property		-		1,262,185
Repayments - related party advance for purchase of property		(537,570)		(997,185)
Related party advances, net		-		11,941
Deferred Offering Costs		(569,207)		(395,490)
Proceeds - note payable		3,350,000		5,853,600
Repayments - notes payable		(37,288)		(240)
Proceeds from sale of limited partnership units		6,330,702		3,624,631
Redemption by member - related party		(40,000)		-
Distributions to members		(529,585)		(206,570)
Net cash provided by financing activities		7,967,052		9,152,872

Increase/(decrease) in cash and cash equivalents		1,141,487		(1,468,662)
Cash, beginning of year		513,978		1,982,640
Cash, end of year		$1,655,465		$513,978

Supplemental disclosures of cash flow information:
Cash paid for interest		$274,332		$163,365
Cash paid for income taxes	$		$

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NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Investment Grade R.E. Income Fund, L.P. (which may be referred to as the “Fund,” “we,” “us,” or “our”) was formed on September 27, 2019 (“Inception”) in the State of Delaware. The Fund’s headquarters are located in Santa Barbara, California. The Fund was formed to raise up to $40 million under Regulation A Plus from a wide range of individual and institutional investors, with a primary focus on individual accredited and non- accredited investors, to acquire commercial real estate (the “Offering.”) The fundraising activity will be primarily done through brokers/dealers registered with the United States Securities and Exchange Commission throughout the United States.

The Fund’s General Partner is IGRE Capital Holdings, LLC, a California limited liability company.

Management’s Plans

In January 2021, the Fund commenced operations upon raising its initial $2.5 million in gross equity proceeds. Through December 31, 2022, the Fund raised a total of approximately $10.6 million from the sale of LP units. In May 2021, the Fund closed on the acquisition of its first investment property to generate commercial lease income, whose current and projected cash flow is sufficient to cover its debt service, primarily due to the debt being interest only for the first seven (7) years, and necessary reserves. In September 2022, the Fund purchased an additional property which has increased the commercial lease income of the Fund. The debt service continues to be covered by this additional cash flow. Note that both properties are occupied under a triple-net lease and thus the tenant is responsible for all operating expenses. Additionally, subsequent to December 31, 2022, the Fund has raised gross proceeds of approximately $930,000. We believe that the Funds cash flows will be sufficient to enable it to continue as a going concern for a period in excess of 12 months from the release of these financial statements and that any substantial doubt about the Company’s ability to continue as a going concern is alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There are no assurances that management will be able to raise capital on terms acceptable to the Fund. If we are unable to obtain sufficient amounts of capital, we may be required to reduce the scope of our planned acquisitions, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Basis of Presentation

The accounting and reporting policies of the Fund conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Fund’s financial statements will ultimately be presented on a non-classified balance sheet since the Fund’s primary operating assets and liabilities will be non-current. We are providing a Consolidated Statement of Operations to include accounts of Investment Grade R.E. Income Fund, LP and JJB Investment Company, LLC, and all significant intercompany transactions have been eliminated.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Fund. Unobservable inputs are inputs that reflect the Fund’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

17

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near the near future.

Risks and Uncertainties

The Fund has limited operating history. The Fund’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Fund’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire commercial real estate, the availability of suitable real estate properties to acquire, and changes to regulations and laws. Adverse developments in these general business and economic conditions could have a material adverse effect on the Fund’s financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Fund considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Real Estate Held for Investment

Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings and improvements: 39.5 years.) We continually evaluate the recoverability of the carrying value of our real estate assets using the methodology prescribed in Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

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Real Estate Held for Sale

We will periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of the Fund’s management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded.

Real estate assets held for sale will be stated separately on the balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the statement of operations.

Cost Capitalization

A variety of costs are incurred in the acquisition and development of properties such as costs of acquiring a property development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete, and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 “Interest – Capitalization of Interest” and ASC Topic 970 “Real Estate – General.” We cease capitalization on costs upon completion.

Revenue Recognition

The Fund has adopted ASC Topic 606, “Revenue from Contracts with Customers”, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. This standard requires the Fund to recognize, for certain of its revenue sources, the transfer of promised goods or services to customers in an amount that reflects the consideration the Fund is entitled to in exchange for those goods or services.

Income Taxes

The Fund is taxed as a Limited Partnership (“LP”). Under these provisions, the Fund does not pay federal corporate income taxes on its taxable income. Instead, the Limited Partners are liable for individual federal and state income taxes on their respective shares of the Fund’s taxable income. The Fund will pay state income taxes at reduced rates. In addition, the Fund doesn’t have any open tax examinations.

Concentration of Credit Risk:

Subsequent to the balance sheet date, the Fund maintains its cash with a bank located in the United States of America and believes it to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Fund may maintain balances in excess of the federally insured limits.

Offering Costs

The Fund will capitalize costs related to its Offering and will offset the proceeds from the sale of equity. In the event the Offering is unsuccessful, such costs will be expensed. During the years ended December 31, 2022 and 2021, the Fund offset $569,207 and $395,490, respectively of offering costs against proceeds received from the sale of equity.

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Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issues Accounting Standard Updates (“ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Fund believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Fund or (iv) are not expected to have a significant impact on the Fund.

NOTE 3 – RELATED-PARTY TRANSACTIONS

As of December 31, 2022 and 2021, the Fund owed $8,203 and $545,773, respectively, to its General Partner to fund start-up and operational expenses, as well as costs of the offering of securities. Such amounts do not incur interest and are due on demand.

The General Partner loaned a total of $1,262,185 to the Fund to help close the acquisition of the Kohl’s property - see NOTE 4. During the years ended December 31, 2022 and 2021, the Fund repaid $265,000 and $997,185, respectively.

The General Partner or its Affiliates shall be entitled to receive the following fees:

Asset Management Fee

Equal to an annualized rate of up to 0.65% of the Fund’s net asset value (“NAV”) at the end of each prior month. During the years ended December 31, 2022 and 2021, the Fund incurred asset management fees of $72,822 and $38,867, respectively. Such expense is included in G&A.

Acquisition Fees

Acquisition fee of 3% of the purchase price each of the Fund’s equity investments in real estate. As of December 31, 2021, the Fund had an outstanding payable due to the General Partner of $185,837 for the acquisition fee associated with the May 21, 2021 acquisition of the Kohl’s property in Menomonee Falls, WI. This amount was paid during 2022. The Company paid an acquisition fee to the General Partner for the acquisition of the Coterra property in the amount of $203,025. Such expense is included in G&A.

Disposition Fees

Disposition fee of 1% of the gross sale price, as well as 20% of any net profits realized from the sale of any of the Fund’s equity investments in real estate. See Note 5 for additional information.

Reimbursement of Expenses.

The Fund shall pay or reimburse the General Partner and its Affiliates for the following:

Formation Expenses

The General Partner is entitled to reimbursement for all third-party charges and out-of-pocket costs and expenses (collectively, “Formation Expenses”) paid by the General Partner, and its Affiliates in connection with the formation of the Fund, the Offering and the admission of investors in the Fund.

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Operating Expenses

The General Partner is entitled to reimbursement for all third party charges and out-of-pocket costs and expenses (collectively, “Operating Expenses”) paid by the General Partner and its Affiliates that are related to the operations of the Fund, including, without limitation, those related to (i) forming and operating Subsidiaries, (ii) accounting, auditing, tax return preparation, financial reporting, and legal services, and insurance, including without limitation to protect the Fund, the General Partner, their Affiliates, and Limited Partners in connection with the performance of activities related to Company, (iii) any indemnification obligations of the Fund, (iv) litigation, (v) borrowings of the Fund, (vi) liquidating the Fund, (vii) any taxes, fees or other governmental charges levied against the Fund and all expenses incurred in connection with any tax audit, and (viii) any distributions.

NOTE 4 – PROPERTY HELD FOR INVESTMENT

Kohl’s Property

On February 22, 2021, the Fund entered into a Real Property Purchase Agreement (“Agreement”) with Roth Menonomee Falls LLC, a Wisconsin limited liability company (“Seller”), to acquire a single tenant property leased by Kohl’s Corporation (the “Property”), in the amount of $9,756,000. In accordance with the agreement, the Fund deposited $100,000 to escrow with American Title Insurance Company.

On March 2, 2021, the Fund and Seller signed the First Amendment to the Real Property Purchase Agreement, which extended the Contingency Waiver Date by five days until March 29, 2021.

On March 29, 2021, the Fund and Seller signed the Second Amendment to the Real Property Purchase Agreement, extending the Closing date to May 5, 2021. In consideration of Seller agreeing to extend the Closing date, the Fund agreed to deposit an additional $200,000 to escrow. On March 29, 2021, the Fund deposited $200,000 in earnest money to American Title Insurance.

On May 5, 2021, the Fund and Seller signed the Third Amendment to the Real Property Purchase Agreement, extending the Closing date again to May 21, 2021. In consideration of Seller agreeing to again extend the Closing date, the Fund agreed to deposit an additional $300,000 to escrow. On May 5, 2021, the Fund deposited $300,000 in earnest money to American Title Insurance.

On May 21, 2021, the Fund closed on the acquisition of the Property.

Coterra Property

On March 2, 2022, the Fund entered into a Contract for Sale (“Agreement”) with Carlsbad BF, LLC, a Texas limited liability company (“Seller”), to acquire a single tenant property leased by Cimarex Energy Co. (the “Property”), in the amount of $7,101,625. In accordance with the agreement, on March 31, 2022, the Fund deposited $50,000 to escrow with Network Closing Services.

On June 2, 2022, the Fund and Seller signed the First Amendment to the Contract for Sale to extend the inspection period to July 1, 2022. In consideration of Seller agreeing to extend the inspection period, the Fund agreed to deposit an additional $25,000 to escrow. On July 29, 2022, the Fund deposited $25,000 in earnest money to Network Closing Services.

On June 22, 2022, the Fund and Seller signed the Second Amendment to the Contract for Sale to reduce the purchase price to $6,767,500. In consideration of Seller agreeing reduce the purchase price, the Fund agreed to deposit an additional $50,000 to escrow. On August 5, 2022, the Fund deposited $25,000 in earnest money to Network Closing Services. On August 8, 2022, Fund deposited an additional $25,000 in earnest money to Network Closing Services

On July 15, 2022, the Fund and Seller signed a mutually agreed upon Third Amendment to the Contract for Sale, which extended closing to July 22, 2022.

On July 21, 2022, the Fund and Seller signed a mutually agreed upon Fourth Amendment to the Contract for Sale, which extended closing to July 29, 2022.

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On July 29, 2022, the Fund and Seller signed the Fifth Amendment to the Contract for Sale, which extended closing to August 12, 2022. In consideration of Seller agreeing to extend the Closing date, the Fund agreed to deposit an additional $25,000 deposit to escrow. On August 12, 2022, the Fund deposited $25,000 in earnest money to Network Closing Services.

On September 8, 2022, the Fund closed on the acquisition of the Property.

Real estate held for investment as reported on the balance sheet consists of:

The buildings are depreciated over 39.5 years and had depreciation expense for the years ended December 31, 2022 and 2021 of, $202,908 and $110,706, respectively.

NOTE 5 – LEASE

Terms of the lease with Kohl’s Corporation:

Annual Rent:	$687,792
Lease Type:	Triple Net
Lease Term remaining:	11.5 years (through November 30, 2032)
Renewal Options:	Six options of five years each
Lease guarantor:	Kohl’s Corporation

The Fund’s future annual minimum lease payments for this lease as of December 31, 2022 are as follows:

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Terms of the lease with Cimarex Energy Co.:

Annual Rent:	$454,404
Lease Type:	Triple Net
Lease Term remaining:	15 years (through May 3, 2035)
Renewal Options:	Three options of five years each
Lease guarantor:	Cimarex Energy Co.

The Fund’s future annual minimum lease payments for this lease as of December 31, 2022 are as follows:

NOTE 6 – LONG-TERM DEBT

On May 21, 2021, the Fund entered into a non-recourse Loan Agreement with UBS AG to provide a first mortgage loan against the Kohl’s property. Terms of the loan are as follows:

Loan Amount:	$5,853,600
Term:	10 years
Interest Rate:	3.848% fixed
Interest only period:	7 years
Amortization period:	Year 8 – Year 10
Amortization schedule:	30 years

In addition to the amount advanced by UBS AG pursuant to the Loan, the Fund funded the balance of the Purchase Price as well as legal, title, loan fees and other fees associated with closing the transaction. The General Partner loaned a total of $1,262,185 to the Fund to help close the transaction (see NOTE 3).

On September 9, 2022, the Fund entered into a non-recourse Loan Agreement with CNB to provide a first mortgage loan against the Coterra property. Terms of the loan are as follows:

Loan Amount:	$3,350,000
Term:	20 years
Interest Rate:	5.50 % adjusting rate every 5 years, with a floor of 5.50%
Interest only period:	N/A
Amortization schedule:	20 years

In addition to the amount advanced by CNB pursuant to the Loan, the Fund funded the balance of the Purchase Price as well as legal, title, loan fees and other fees associated with closing the transaction.

23

Future annual minimum principal payments as of December 31, 2022 are as follows:

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Fund is not currently involved with and does not know of any pending or threatening litigation against the Fund.

NOTE 8 – PARTNER’S EQUITY (DEFICIT)

LP Units

The General Partner is authorized to create and issue new classes of securities as necessary without amendment to the Fund’s operating agreement.

Profits and losses shall be allocated to holders of LP interests in proportion to their respective ownership of issued LP interests.

Distributions of Cash from Operations. After the Limited Partners have received an amount equal to their accrued but undistributed Preferred Return, the General Partner will receive 20% of all distributable Cash from Operations.

Distribution of Cash from the Sale of Investments. The General Partner is entitled to receive 20% of the net profit on sales of Investments after the Limited Partners have received the return of their investment plus an amount equal to their accrued but undistributed Preferred Return.

Pursuant to the terms of the Fund’s Partnership Agreement, certain investors may pay less for their units. The reduced price per unit results in more units being issued per dollar invested which increases the investors’ overall return. As a result of selling commission paid when purchasing units through a broker dealer, versus units purchased net of commissions when referred through a registered investment advisor, or sold by the issuer, limited partners may pay more for their units.

The Fund intends to pay a target Preferred Return to Limited Partners 6% annualized return on its investments, paid monthly, of which there is no guarantee. During the year ended December 31, 2022 and 2021, the fund declared cash distributions of $588,310 and $206,570, respectively, which represents the Funds targeted Preferred Return of 6%, per annum.

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During the year ended December 31, 2022, unrelated parties invested total gross proceeds of $5,741,495 in exchange for the issuance of 6,293 LP units, net of direct commissions and other offering costs of $569,207.

During the year ended December 31, 2022, related parties invested total gross proceeds of $20,000 in exchange for the issuance of 22 LP units.

During the year ended December 31, 2022, a related party redeemed 40 LP units in exchange for $40,000.

During the year ended December 31, 2021, unrelated parties invested gross proceeds of $3,611,631 in exchange for the issuance of 3,501 LP units, net of commissions and other offering costs of $395,490.

During the year ended December 31, 2021, related parties invested total gross proceeds of $13,000 in exchange for the issuance of 13 LP units.

NOTE 9 – SUBSEQUENT EVENTS

The Fund has evaluated subsequent events occurring after December 31, 2022 through July 21, 2023, the issuance date of these financial statements.

Subsequent to December 31, 2022, the Fund raised an additional $930,000 through the issuance of 930 LP Units.

There have been no other material events or transactions during this time which would have a material effect on the financial statements, other than what has been reported in the Fund’s financial statements.

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Exhibit Number	Exhibit Description
1.1	Form of Dealer Manager Agreement by and between KCD Financial, Inc. previously provided at https://www.sec.gov/Archives/edgar/data/1798925/000149315223024980/ex1-1.htm
2.1	Certificate of Limited Partnership of the Fund filed with the Delaware Secretary of State on September 27, 2019 – previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex2-1.htm
2.2	Certificate of Correction of Certificate of Limited Partnership of the Fund filed with the Delaware Secretary of State on October 21, 2019 – previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex2-2.htm
2.3	Certificate of Registration of Foreign Limited Partnership of the Fund filed with the California Secretary of State on November 4, 2019 – previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex2-3.htm
2.4	Third Amended and Restated Limited Partnership Agreement of the Fund dated April 17, 2020 – previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex2-4.htm
2.5	Amendment to the Third Restated Limited Partnership Agreement previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315221017254/ex2-5.htm
4.1	Form of Subscription Agreement (revised from previous filing) previously provided at https://www.sec.gov/Archives/edgar/data/1798925/000149315221017254/ex4-1.htm
6.1	Management Agreement by and between IGRE Capital Holdings, LLC and the Fund dated December 17, 2019 previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex6-1.htm
6.4	Promissory Note by and between the General Partner and the Fund dated February 1, 2020 – previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex6-4.htm
6.5	Second amendment to the promissory note previously provided at https://www.sec.gov/Archives/edgar/data/1798925/000149315223024980/ex6-5.htm
6.6	Engagement agreement between CBRE and General Partner, previously provided at https://www.sec.gov/Archives/edgar/data/1798925/000149315221015299/ex6-6.htm

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Investment Grade R.E. Income Fund, L.P.,
a Delaware limited partnership

By:	IGRE Capital Holdings, LLC,
a California limited liability company
Its:	General Partner

/s/ Jason Luhan
By:	Jason Luhan
Its:	Manager
Date:	July 20, 2023

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